January 23, 2017

Via EDGAR

Danilo Castelli

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	PG&E Corporation

Registration Statement on Form S-3

Filed January 19, 2017, as amended

File No. 333-215425

Dear Mr. Castelli:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PG&E Corporation hereby requests effectiveness of the above-referenced registration statement at 4:30 p.m. Washington, DC time on January 25, 2017 or as soon as practicable thereafter.

If you have any questions, please contact Lynne T. Hirata, Esq. of Orrick, Herrington & Sutcliffe LLP at 415-773-5511.

PG&E Corporation

By:	/s/ Hyun Park
Name: Hyun Park
Title: Senior Vice President and General Counsel